United States securities and exchange commission logo





                November 4, 2022

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Zcash Trust (ZEC)
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Zcash
Trust (ZEC)
                                                            Registration
Statement on Form 10
                                                            Filed May 5, 2022
                                                            File No. 000-56433

       Dear Michael Sonnenshein:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                Sincerely,


                Division of Corporation Finance

                Office of Finance